Hospitality Properties Trust

Annual Report

2002

HPT
HOSPITALITY PROPERTIES TRUST

The Company

Hospitality Properties Trust is a Maryland real estate investment trust, or REIT, listed on the New York Stock Exchange. Qualification as a REIT under the Internal Revenue Code enables a company to distribute its income to shareholders without federal income tax liability to the company. Hospitality Properties invests in income producing hotel real estate, particularly full service, upscale limited service, extended stay and all-suite hotels. Hospitality Properties had a real estate portfolio at December 31, 2002, totaling $2.8 billion in 251 properties located in 37 states. The properties include three Marriott Hotels, Resorts and Suites®, 71 Courtyard by Marriott®, 37 Residence Inn by Marriott®, 12 Wyndham®, 24 AmeriSuites®, 15 Summerfield Suites by Wyndham®, 57 Candlewood Suites®, 18 Homestead Studio Suites®, 12 TownePlace Suites by Marriott® and two SpringHill Suites by Marriott® hotels. The portfolio provides geographic diversity and market segment diversity as these hotels operate in the full service, upscale limited service, extended stay and all-suite hotel segments. Hospitality Properties has paid cash dividends on a quarterly basis since its formation in 1995.



Location of company properties

HPT
LISTED
NYSE

Financial Highlights

(in thousands, except per share data)

	Year Ended December 31,				
	2002	2001	2000	1999	1998
INCOME STATEMENT DATA:					
Rental income	$ 247,488	$ 240,290	$ 234,377	$ 212,669	$ 157,223
Total revenues	348,706	303,877	263,023	237,218	174,961
Net income available for common shareholders[1]	134,630	124,831	119,146	106,823	81,341
Calculation of funds from operations:[2]					
Add: Net income available for common shareholders	134,630	124,831	119,146	106,823	81,341
FF&E deposits not in net income[3]	14,840	14,355	15,284	13,056	8,621
Depreciation and amortization	96,474	91,395	84,303	74,707	54,757
Extraordinary item and other	1,600	–	–	–	8,043
Funds from operations (FFO)	247,544	230,581	218,733	194,586	152,762
Calculation of cash available for distribution:[2]					
Funds from operations	247,544	230,581	218,733	194,586	152,762
Add: Non-cash expenses	3,900	3,313	3,067	2,708	2,299
Less: FF&E reserve income	25,710	26,540	25,753	20,931	16,108
FF&E deposits not in net income	14,840	14,355	15,284	13,056	8,621
Cash available for distribution (CAD)	210,894	192,999	180,763	163,307	130,332
Common distributions	179,504	168,447	156,981	147,878	113,220
Common distributions as a percent of CAD	85%	87%	87%	91%	87%
PER COMMON SHARE DATA:					
Net income available for common shareholders (including extraordinary loss in 2002 and 1998)	$ 2.15	$ 2.12	$ 2.11	$ 2.03	$ 1.92
Funds from operations	3.96	3.91	3.87	3.70	3.61
Cash available for distribution	3.37	3.27	3.20	3.11	3.08
Common distributions declared[4]	2.87	2.83	2.78	2.75	2.62
Weighted average common shares outstanding	62,538	58,986	56,466	52,566	42,317
BALANCE SHEET DATA (AS OF DECEMBER 31):					
Real estate properties, at cost	$ 2,762,322	$ 2,629,153	$ 2,429,421	$ 2,270,630	$ 1,887,735
Total assets	2,403,756	2,354,964	2,220,909	2,194,852	1,837,638
Total borrowings	473,965	464,781	464,748	414,780	414,753
Total shareholders' equity	1,645,020	1,604,519	1,482,940	1,519,715	1,173,857
Borrowings as a percent of real estate properties, at cost	17%	18%	19%	18%	22%

(1) Net income available for common shareholders is net income reduced by preferred distributions.

(2) We compute FFO and CAD as shown in the calculations above. We consider FFO and CAD to be appropriate measures of performance for HPT, along with net income and cash flow from operating, investing and financing activities, because they provide investors with an indication of HPT's operating performance and its ability to incur and service debt, make capital expenditures, pay distributions and fund other cash needs. Neither FFO nor CAD represent cash generated by operating activities in accordance with generally accepted accounting principles, or GAAP, and should not be considered alternatives to net income or cash flow from operating activities as measures of financial performance or liquidity. FFO and CAD are two important factors considered by our board of trustees in determining the amount of distributions to shareholders.

(3) Some of our leases provide that FF&E reserve escrows are owned by us. Other leases provide that FF&E reserve escrows are owned by the tenants and we have a security and remainder interest in the escrow accounts. When we own the escrow, GAAP require that payments into the escrow be reported as additional rent. When we have a security and remainder interest in the escrow account, deposits are not included in revenue but are included in FFO. CAD excludes all FF&E reserves.

(4) Distributions presented include distributions declared with respect to the period shown. TAXABILITY OF 2002 DISTRIBUTIONS PER SHARE: $2.13 ordinary income and $0.73 return of capital.

Hospitality Properties Trust

President's Letter to Shareholders

DEAR FELLOW SHAREHOLDERS,

Last year I wrote to you that HPT's methods of investing in hotels were intended to provide dependable dividends and the possibility of capital appreciation despite the cyclical nature of the hotel industry. I am now pleased to report to you our accomplishments during the past year.

- In March 2002, HPT obtained a new, unsecured revolving bank credit facility for $350 million. This facility matures in 2005, it may be extended at HPT's option to 2006, and, in certain circumstances, it may be expanded to $700 million in order to accommodate large investment opportunities.
- In April 2002, HPT purchased 21 Candlewood Suites hotels for $145 million. Simultaneous with this purchase we leased these hotels to Candlewood Hotel Company for $16 million/year.
- In July 2002, HPT's Board of Trustees raised our quarterly common share dividend rate to $0.72/share ($2.88/share per year). While many other hotel REITs have found it necessary to reduce or eliminate their dividends, HPT has raised its dividend rate at least once in every year we have been in business.
- In July 2002, HPT issued $125 million of 6.85% senior unsecured notes due in 2012. At about the same time, we repaid $115 million of 8.25% senior notes due in 2005.
- In October 2002, HPT strengthened its senior management team by promoting Thomas O'Brien to Executive Vice President and electing Mark Kleifges as our new Treasurer and Chief Financial Officer.
- In December 2002, HPT strengthened its already strong balance sheet by issuing 3,450,000 of Series B Cumulative Redeemable Preferred Shares. This issuance raised $83.3 million of equity capital.
- After the year end, HPT continued to take advantage of low interest rates to refinance early outstanding term debt. In January 2003, HPT issued $175 million of 6.75% senior unsecured notes due in 2013. In February 2003, HPT prepaid $150 million of 8.5% senior notes due in 2009.
- During the past year, both Moody's and Standard & Poor's rating agencies reaffirmed HPT's investment grade senior unsecured credit ratings. HPT remains the only hotel REIT with an investment grade senior unsecured debt rating.

Two thousand two was a difficult year for the hotel industry. Weak economic conditions and continued concerns about possible terrorist activities limited demand for hotel rooms by both business travelers and vacationers. As we begin a new year, uncertainties arising from a possible war in Iraq and the high price of oil and gasoline add to the issues faced in 2002. It seems almost inevitable that 2003 will be another very challenging year. We do not know what challenges lie ahead. However, we are hopeful that HPT's conservative business strategies and its strong financial condition will enable HPT to deal with these challenges and, in appropriate circumstances, to take advantage of growth opportunities which may be available.

On behalf of HPT's entire management team, thank you for your continued support.

Very truly yours,

John G. Murray

John G. Murray
President
March 14, 2003

Management's Discussion and Analysis

of financial condition and results of operations

OVERVIEW

The following information should be read in conjunction with the financial statements and the notes thereto included in this Annual Report.

This discussion includes references to cash available for distribution, or CAD. We compute CAD as net income available for common shareholders plus depreciation and amortization expense, plus non-cash expenses (including only amortization of deferred financing costs and administrative expenses to be settled in our common shares), minus those deposits made into FF&E escrow accounts which are owned by us but which are restricted to use for improvements at our properties. Our method of calculating CAD may not be comparable to CAD which may be reported by other REITs that define this term differently. We consider CAD to be an appropriate measure of performance for HPT, along with cash flow from operating activities, investing activities and financing activities, because it provides investors with an indication of HPT's operating performance and our ability to incur and service debt, make capital expenditures, pay distributions and fund other cash needs. Our CAD is an important factor considered by our board of trustees in determining the amount of our distributions to shareholders. CAD does not represent cash generated by operating activities in accordance with generally accepted accounting principles and should not be considered as an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity.

CURRENT EVENTS

As a result of the terrorist attacks on the United States on September 11, 2001, concerns regarding a war with Iraq or other countries or another terrorist attack, and the impact of a recessionary economy, the U.S. hotel industry has experienced significant declines versus the comparable prior periods in occupancy, revenues and profitability. These declines primarily arise from reduced business travel and, during 2002, most of our hotel operators reported declines in the operating performance of our hotels versus the prior year. As of December 31, 2002, all of our rent payments are current. As described below, our leases and operating agreements contain security features, such as guarantees, which are intended to protect payment of minimum rents and returns to us in accordance with our leases and agreements regardless of hotel performance. However, the effectiveness of various security features to provide uninterrupted payments to us is not assured, particularly if travel patterns continue at depressed levels for extended periods. If our tenants, hotel managers or guarantors default in their payment obligations to us, our revenues will decline.

LEASES AND OPERATING AGREEMENTS

Each of our 251 hotels is included in one of nine groups of hotels of between 12 and 57 properties. These groups are each operated under a pooled agreement by a third party as tenant or manager for an initial term expiring between 2010 and 2019. The agreements contain renewal options for all, but not less than all, of the properties in the same group, and the renewal terms total 20-48 years. Each agreement requires the lessee or operator to: (i) pay all operating costs associated with the hotels; (ii) deposit a percentage of total hotel sales into reserves established for the regular refurbishment of our hotels ("FF&E reserves"); (iii) make payments to us of minimum rents or returns; and (iv) make payments to us of additional returns equal to 5%-10% of increases in total hotel sales over sales during a specified base year. Each third party has posted a security or performance deposit with us generally equal to one year's minimum rent or return.

One of the nine groups discussed above contains 35 hotels. As of December 31, 2002, 18 of these hotels are operated by subsidiaries of Marriott International, Inc. ("Marriott") under long-term management contracts and leased to our 100% owned taxable REIT subsidiary, or TRS, as allowed by the tax laws applicable to REITs. On June 15, 2001, we purchased four hotels managed by Marriott and our TRS began to lease an additional six hotels which we own. On September 7, 2001 and September 6, 2002, our TRS began to lease six and two hotels, respectively, which we own. Also as of December 31, 2002, the remaining 17 hotels in this group are leased to and operated by subsidiaries of Marriott. Marriott's obligation to pay rents and returns to us for all 35 of these hotels is combined for all purposes under these agreements. An additional four hotels of the 17 leased to Marriott began to be leased to our TRS in January 2003. From time to time prior to June 30, 2004, each of the remaining 13 hotels leased to Marriott are expected to begin to be leased to our TRS and managed by Marriott.

Our TRS does not operate any hotels. Instead, after our TRS begins to lease each hotel, Marriott continues to operate the hotel as manager and our TRS begins to pay rent and FF&E reserves to our other subsidiaries. Because our TRS is consolidated with us, our consolidated statement of income does not show rental income or FF&E reserve income paid by our TRS to our other subsidiaries; instead, our consolidated statement of income shows hotel operating revenues and hotel operating expenses for these hotels. Historically, upon the transfer to us of hotel leasehold interests, the net of hotel operating revenues and hotel operating expenses has generally been equal to the rental income and FF&E reserve income previously attributable to that hotel, a condition we expect will continue as transfers occur under current market conditions.

RESULTS OF OPERATIONS

(dollar amounts in thousands, except per share amounts)

Year Ended December 31, 2002 versus Year Ended December 31, 2001

Total revenues were $348,706 for 2002, a 14.8% increase over revenues of $303,877 for 2001. This increase is primarily due to activities of our TRS and our hotel acquisitions.

Rental income was $247,488 for 2002, a 3.0% increase from $240,290 for 2001. This increase is a result of our acquisition of 21 hotels in April 2002, partially offset by minimum rental income recognized in 2001 for hotels which subsequently began to be leased to our TRS.

FF&E reserve income represents amounts paid by our tenants into restricted accounts owned by us, the purpose of which is to accumulate funds for future capital expenditures. The terms of our leases require these amounts to be calculated as a percentage of total sales at our hotels. The FF&E reserve income was $21,600 for 2002, a 12.4% decrease from FF&E reserve income of $24,652 for 2001. This decrease is due primarily to reduced levels of hotel sales attributable to the general slowdown of business travel across the United States described above, offset somewhat by a scheduled increase in the applicable percentage used to calculate FF&E reserves at some of our hotels. Part of this decrease is also due to activities related to the 18 hotels which began to be leased by our TRS at various times from June 2001, as discussed above. The revenues which are escrowed as FF&E reserves for hotels leased by our TRS are not separately stated in our consolidated statements of income.

Our TRS's activities have given rise to hotel operating revenues of $79,328 for 2002, a 108.9% increase over hotel operating revenues of $37,982 in 2001. Our TRS's activities have also given rise to hotel operating expenses of $50,515 for 2002, a 107.2% increase over hotel operating expenses of $24,375 in 2001. The increases in hotel operating revenues and expenses were caused by activities at the 18 hotels that began to be leased by our TRS, at various times, from June 2001. The hotels leased to our TRS generated net operating results that were $5,822 in 2002 and $1,957 in 2001 less then the minimum returns due to us. These amounts have been reflected in our statement of income as a net reduction to hotel operating expenses in each year because they were funded by Marriott. We expect hotel operating revenues and hotel operating expenses to increase in the future as 17 hotels currently leased by Marriott begin to be leased to our TRS and operated by Marriott from time to time prior to June 30, 2004, including four hotels beginning in January 2003.

Interest income was $290 for 2002, a 69.6% decrease from interest income of $953 for 2001. This decrease was due to a lower average cash balance and a lower average interest rate during 2002.

Total expenses were $204,904 for 2002, a 19.2% increase over total expenses of $171,921 for 2001. The increase is due primarily to our recognition of hotel operating expenses for a larger number of hotels leased to our TRS in 2002 than in 2001, and increases in other expenses arising from our additional hotel investments during 2001 and 2002.

Interest expense for 2002 was $42,424, a 2.7% increase over interest expense of $41,312 for 2001. The increase was primarily due to higher average borrowings partially offset by a lower weighted average interest rate during 2002. Depreciation and amortization expense was $96,474 for 2002, a 5.6% increase over depreciation and amortization expense of $91,395 for 2001. This increase was due principally to the impact of the depreciation of 21 hotels acquired in April 2002, and the impact of the purchase of depreciable assets during 2001 and 2002 with funds from FF&E reserve accounts owned by us. General and administrative expense was $15,491 for 2002, a 4.4% increase from general and administrative expense of $14,839 in 2001. This increase is due principally to the impact of additional hotel investments during 2001 and 2002.

Net income before extraordinary item was $143,802 for 2002, a 9.0% increase over net income before extraordinary item of $131,956 for 2001. The increase was primarily due to increased rental income from new investments partially offset by a decrease in FF&E reserve income and increases in interest and depreciation expenses. In 2002, we recognized an extraordinary loss of $1,600 to write-off the unamortized deferred financing costs associated with $115,000 of senior notes we redeemed on July 18, 2002.

Net income available for common shareholders was $134,630 for 2002, or $2.15 per share, a 7.8% increase, or 1.4% on a per share basis, over net income available for common shareholders of $124,831, or $2.12 per share, for 2001. This increase resulted from the investment and operating activity discussed above.

Cash Available for Distribution, or CAD, for 2002 and 2001 is derived as follows:

	2002	2001
Net income available for common shareholders	$ 134,630	$ 124,831
Add: Depreciation and amortization	96,474	91,395
Extraordinary item	1,600	-
Non-cash expenses, primarily amortization of deferred financing costs	3,900	3,313
Less: FF&E reserves[1]	25,710	26,540
Cash Available for Distribution	$ 210,894	$ 192,999

(1) All of our leases require that our tenants make periodic payments into FF&E reserve escrow accounts for the purpose of funding expected capital expenditures at our hotels. Our net income includes $21,600 and $24,652 for 2002 and 2001, respectively, of tenant deposits into FF&E reserve escrow accounts owned by us, which are subtracted from net income in determining CAD because these amounts are not available to us for distributions to shareholders. The FF&E Reserves amounts shown here also include $4,110 and $1,888 for 2002 and 2001 respectively, of our hotel operating revenues, which we have escrowed for routine capital improvements for the hotels leased to our TRS and operated by Marriott under a long-term management agreement. Hotel revenues which are escrowed as FF&E reserves for our hotels leased by our TRS are

not separately stated in our consolidated statements of income. Some of our leases provide that FF&E reserve escrow accounts are owned by our tenants during the lease terms while we have security and remainder interests in the escrow accounts and in property purchased with funding from those accounts. Deposits into FF&E reserve accounts owned by our tenants during the 2002 and 2001 periods totaled $14,840 and $14,355, respectively, and are not removed here because they are not included in our income.

CAD was $210,894 for 2002, a 9.3% increase over CAD of $192,999 for 2001. This increase was due to the impact of our acquisition of 21 hotels during April 2002, offset by increases in interest and general and administrative expenses, and a decrease in interest income.

CAD does not represent cash flows from operating activities as determined in accordance with generally accepted accounting principles and should not be considered an alternative to net income as an indicator of our financial performance or to cash flows from operating activities as a measure of liquidity. Cash flow from operations was $210.2 million in 2002, a 2.4% increase from $205.4 million in 2001 primarily due to the impact of new hotel investments in 2001 and 2002. Cash used in investing activities was $142.3 million in 2002, a 20.6% decrease from $179.2 million in 2001, primarily because fewer hotel acquisitions were completed in 2002. Cash used in financing activities was $99.6 million in 2002, a 744.1% increase over $11.8 million in 2001, primarily because of lower equity issuances in 2002 and increased distributions on common shares.

Year Ended December 31, 2001 versus Year Ended December 31, 2000

Total revenues were $303,877 for 2001, a 15.5% increase over revenues of $263,023 for 2000. This increase is primarily due to our TRS's activities and our hotel acquisitions.

Rental income was $240,290 for 2001, a 2.5 % increase from $234,377 for 2000 as a result of our acquisition of 8 hotels in 2001, which was partially offset by minimum rental income recognized in 2000 for hotels which subsequently began to be leased to our TRS.

FF&E reserve income represents amounts paid by our tenants into restricted accounts owned by us, the purpose of which is to accumulate funds for future capital expenditures. The terms of our leases require these amounts to be calculated as a percentage of total sales at our hotels. The FF&E reserve income was $24,652 for 2001, a 4.3% decrease from FF&E reserve income of $25,753 for 2000. This decrease is due primarily to reduced levels of hotel sales attributable to the events of September 11, 2001, and modest declines which began to affect the hotel industry earlier in 2001 as a result of the recessionary economy, offset somewhat by a scheduled increase in the applicable percentage used to calculate FF&E reserves at some of our hotels. Part of this decrease is also due to activities related to the 16 hotels which began to be leased by our TRS at various times from June 2001, as discussed above, the revenues which are escrowed as FF&E reserves for hotels leased by our TRS are not separately stated in our consolidated statements of income.

Our TRS's activities gave rise to hotel operating revenues of $37,982 and hotel operating expenses of $24,375 in 2001. Hotel operating expenses were reduced by payments of $1,957 from Marriott in 2001 under the terms of its guarantee to us. There are no comparable amounts in the 2000 period because all of our hotels were operated under third party leases.

Interest income was $953 for 2001, a 67.1% decrease from interest income of $2,893 for 2000. This decrease was due to a lower average cash balance and a lower average interest rate during 2001.

Total expenses were $171,921 for 2001, a 25.7% increase over total expenses of $136,752 for 2000. The increase is due primarily to our recognition of hotel operating expenses for 16 hotels which began to be leased to our TRS at various times starting June 2001 and increases in other expenses arising from our additional hotel investments during 2000 and 2001.

Interest expense was $41,312 for 2001, a 9.6% increase over interest expense of $37,682 for 2000. The increase was primarily due to higher average borrowings partially offset by a lower weighted average interest rate during 2001. Depreciation and amortization expense was $91,395 for 2001, a 8.4% increase over depreciation and amortization expense of $84,303 for 2000. This increase was principally due to the impact of the depreciation of eight hotels acquired in 2001 and the impact of the purchase of depreciable assets during 2000 and 2001 with funds from FF&E reserve accounts owned by us. General and administrative expense was $14,839 for 2001, a 0.5% increase from general and administrative expense of $14,767 in 2001. This increase is due principally to the impact of additional hotel investments during 2001.

Net income was $131,956 for 2001, a 4.5% increase over net income of $126,271 for 2000. The increase was primarily due to increased rental income from new investments partially offset by a decrease in FF&E reserve income and increases in interest and depreciation expenses.

Net income available for common shareholders was $124,831 for 2001, or $2.12 per share, a 4.8% increase, or 0.5% on a per share basis, over net income available for common shareholders of $119,146, or $2.11 per share, for 2000. This increase resulted from the investment and operating activity discussed above.

Cash Available for Distribution, or CAD, for 2001 and 2000 is derived as follows:

	2001	2000
Net income available for common shareholders	$ 124,831	$ 119,146
Add: Depreciation and amortization	91,395	84,303
Non-cash expenses, primarily amortization of deferred financing costs	3,313	3,067
Less: FF&E reserves[1]	26,540	25,753
Cash Available for Distribution	$ 192,999	$ 180,763

(1) All of our leases require that our tenants make periodic payments into FF&E reserve escrow accounts for the purpose of funding expected capital expenditures at our hotels. Our net income includes $24,652 and $25,753 for 2001 and 2000, respectively, of tenant deposits into FF&E reserve escrow accounts owned by us, which are subtracted from net income in determining CAD because these amounts are not available to us for distributions to shareholders. The FF&E reserves amounts shown here also include $1,888 and zero for 2001 and 2000 respectively, of our hotel operating revenues, which we have escrowed for routine capital improvements for the hotels leased to our TRS and operated by Marriott under a long-term management agreement. Hotel revenues which are escrowed as FF&E reserves for our hotels leased by our TRS are not separately stated in our consolidated statements of income. Some of our leases provide that FF&E reserve escrow accounts are owned by our tenants during the lease terms while we have security and remainder interests in the escrow accounts and in property purchased with funding from those accounts. Deposits into FF&E reserve accounts owned by our tenants during the 2001 and 2000 periods totaled $14,355 and $15,284, respectively, and are not removed here because they are not included in our income.

CAD was $192,999 for 2001, a 6.8% increase over CAD of $180,763 for 2000. This increase was due to the impact of our acquisition of eight hotels during 2001, offset by increases in interest and general and administrative expenses, and a decrease in interest income.

CAD does not represent cash flows from operating activities as determined in accordance with generally accepted accounting principles and should not be considered an alternative to net income as an indicator of our financial performance or to cash flows from operating activities as a measure of liquidity. Cash flow from operations was $205.4 million in 2001, a 9.0% increase from $188.3 million in 2000 primarily due to the impact of new hotel investments in 2000 and 2001. Cash used in investing activities was $179.2 million in 2001, a 45.5% increase from $123.2 million in 2000, primarily because of larger investments in hotels purchased in 2001 versus hotels in 2000. Cash used in financing activities was $11.8 million in 2001 a 89.7% decrease from $114.1 million in 2000, primarily because of our equity issuance in 2001 offset somewhat by increased distributions on common shares; we issued no equity in 2000.

LIQUIDITY AND CAPITAL RESOURCES

Our Tenants and Operators

All of our hotels are leased to or operated by third parties. We do not operate hotels. All costs of operating and maintaining our hotels are paid by these third parties for their own account or as agent for us. These third parties derive their funding for hotel operating expenses, reserves for renovations, or FF&E reserves, and rents and returns due us generally from hotel operating revenues.

We define coverage for each of our nine grouped hotel leases or operating agreement as combined total hotel sales minus all expenses which are not subordinated to minimum payments to us and the required FF&E reserve contributions, divided by the aggregate minimum payments to us. More detail regarding coverage, guarantees and other security features is presented in the table on pages 10 and 11. Eight of nine of our hotel pools, representing 227 hotels, generated coverage of at least 1.0x during 2001, and three hotel pools, representing 89 hotels generated coverage of at least 1.0x during 2002. If a hotel pool does not generate coverage of at least 1.0x, our tenant or operator must supplement hotel operating results to make the minimum payments due to us to prevent default under the lease or operating agreement. In addition, 153 hotels we own in five pools, 58.2% of our total investments, at cost, are operated under leases or management agreements which are subject to full or limited guarantees. These guarantees may provide us with continued payments if combined total hotel sales less total hotel expenses and required FF&E reserve payments fail to equal or exceed amounts due to us. Our tenants and managers or their affiliates may also supplement cash flow from our hotels in order to make payments to us and preserve their rights to continue operating our hotels. Guarantee or supplemental payments to us, if any, made under any of our leases or management agreements, do not subject us to repayment obligations. As of December 31, 2002, all payments due, including those payments due under leases or operating agreements whose hotels have generated less than 1.0x coverage during 2002, are current. However, the effectiveness of various security features to provide uninterrupted payments to us is not assured, particularly if travel patterns continue at depressed levels for extended periods. Some of our leases and guarantees require our tenants, subtenants and guarantors to maintain minimum net worths, as defined in the documents. At December 31, 2002, it appears that the Barcelo Crestline subtenants and Candlewood guarantor as described in the charts on pages 10 and 11 respectively, may have lesser net worths than are required by our sublease and guaranty documents. We have granted limited waivers of these net worth requirements while we negotiate with these subtenants and the guarantor regarding these matters. If our tenants, hotel managers or guarantors default in their payment obligations to us, our revenues will decline.

Our Operating Liquidity and Resources

Our principal source of funds for current expenses and distributions to shareholders is our operations, primarily rents from leasing and the excess of hotel operating revenues over hotel operating expenses for hotels leased to our TRS. Minimum rents and minimum returns are received from our tenants and managers monthly in advance and percentage rents and returns are received either monthly or quarterly in arrears. This flow of funds has historically been sufficient for us to pay our operating expenses, including interest, and distributions. We believe that our operating cash flow will be sufficient to meet our operating expenses, including interest, and distribution payments for the foreseeable future.

We have maintained our status as a REIT under the Internal Revenue Code, by meeting certain requirements, including the distribution of our taxable income to our shareholders. As a REIT, we do not expect to pay federal income taxes on the majority of our income. In 1999 federal legislation known as the REIT Modernization Act, or RMA, was enacted and became effective on January 1, 2001. The RMA, among other things, allows a REIT to lease hotels to a TRS if the hotel is managed by an independent third party. We entered our first transaction using a TRS on June 15, 2001. The income realized by our TRS in excess of the rent it pays to us will be subject to income tax at customary corporate rates. As and if the financial performance of the hotels operated for the account of our TRS improves, these taxes may become material, but the anticipated taxes are not material to our consolidated financial results at this time.

Our Investment and Financing Liquidity and Resources
(dollar amounts in thousands, except per share amounts)

Various percentages of total sales at all of our hotels are escrowed as reserves for future renovations and refurbishment, or FF&E reserves, as discussed above. As of December 31, 2002, there was approximately $64,270 on deposit in these escrow accounts, of which $46,807 was held directly by us and reflected on our balance sheet as restricted cash. The remaining $17,463 is held in accounts owned by our tenants and is not reflected on our balance sheet. We have security and remainder interests in the accounts owned by our tenants. During 2002, $40,550 was contributed to these accounts and $29,149 was spent from these accounts to renovate and refurbish our hotels.

In order to fund acquisitions and to accommodate occasional cash needs that may result from timing differences between the receipt of rents and the need to make distributions or pay operating expenses, we maintain a revolving credit facility with a group of commercial banks. The credit facility in effect at the beginning of 2002 expired in March 2002. Our new facility matures in June 2005 and may be extended at our option to June 2006 upon our payment of an extension fee. The new facility permits borrowing up to $350,000 and includes a feature under which the maximum draw may expand to $700,000, in certain circumstances. Drawings under our credit facility are unsecured. Funds may be drawn, repaid and redrawn until maturity, and no principal repayment is due until maturity. Interest on borrowings under the credit facility is payable at a spread above LIBOR.

At December 31, 2002, we had $7,337 of cash and cash equivalents and all $350,000 available on our revolving credit facility. We expect to use existing cash balances, borrowings under our credit facility or other lines of credit and net proceeds of offerings of equity or debt securities to fund future property acquisitions.

At December 31, 2002, we had no commitments to purchase additional properties. However, we expect to make improvements and undertake a modernization program at 36 of our Courtyard by Marriott® hotels. These hotels contain 5,228 rooms, representing 51% of the total Courtyard by Marriott® rooms which we own. Approximately $25,700 of the estimated $58,200 cost for this project is expected to be funded by amounts on deposit in FF&E reserve accounts. We plan to fund the remaining $32,500 of costs with existing cash balances or borrowings under our credit facility. Upon funding, our minimum annual rent related to these hotels will increase by 10% of the amount funded. Our funding is expected to take place before the end of the 2003 second quarter.

In January 2003, we issued $175,000 of 6.75% senior notes, due 2013. Net proceeds after underwriting and other offering expenses were $172,555. In February 2003, we redeemed at par plus accrued interest, all $150,000 of our outstanding 8.5% senior notes due 2009. Our debts have maturities, as adjusted for January 2003 and February 2003 transactions, as follows: $150,000 in 2008; $50,000 in 2010; $125,000 in 2012 and $175,000 in 2013. None of these debt obligations require principal or sinking fund payments prior to their maturity date.

To the extent amounts are outstanding on our credit facility and, as the maturity dates of our credit facility and term debt approach over the longer term, we will explore alternatives for the repayment of amounts due. Such alternatives in the short term and long term may include incurring additional long term debt and issuing new equity securities. In March 2002, our shelf registration statement was declared effective by the Securities and Exchange Commission. As of December 31, 2002, we had $2,558,750 available on our shelf registration. An effective shelf registration allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for securities offered by us. Although there can be no assurance that we will consummate any debt or equity security offerings or other financings, we believe we will have access to various types of financing, including investment grade debt or equity securities offerings, with which to finance future acquisitions and to pay our debt and other obligations.

On January 6, 2003, a distribution of $0.72 per common share was declared with respect to fourth quarter 2002 results and was paid to shareholders on February 20, 2003, using cash on hand.

Debt Covenants

Our debt obligations at December 31, 2002, were limited to our revolving credit facility and our $475 million of public debt. Each issue of our public debt is governed by an indenture. This indenture and its supplements and our credit facility agreement contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties, in excess of calculated amounts, require us to maintain a minimum net worth, as defined, restrict our ability to make distributions under certain circumstances and require us to maintain other ratios, as defined. During the period from our incurrence of these debts through December 31, 2002, we were in compliance with all of our covenants under our indenture and its supplements and our credit agreement.

Neither our indenture and its supplements nor our bank credit facility contain provisions for acceleration which could be triggered by our debt ratings. However, under our credit agreement, our senior debt rating is used to determine the fees and interest rate applied to borrowings.

Our public debt indenture and its supplements contain cross default provisions to any other debts of $20 million or more. Similarly, a default on our public indenture would constitute a default on our credit agreement.

As of December 31, 2002, we had no commercial paper, derivatives, swaps, hedges, guarantees, joint ventures or partnerships. As of December 31, 2002, we had no secured debt obligations. None of our debt documentation requires us to provide collateral security in the event of a ratings downgrade. We have no "off balance sheet" liabilities.

Related Party Transactions

We have an agreement with Reit Management & Research LLC, or RMR. RMR provides investment, management and administrative services to us. RMR is owned by Barry M. Portnoy and Gerard M. Martin, each a managing trustee and member of our board of trustees. Each of our executive officers are also officers of RMR. Our independent trustees, including all of our trustees other than Messrs. Portnoy and Martin, review our contract with RMR at least annually and make determinations regarding its negotiation, renewal or termination. Any termination of our contract with RMR would cause a default under our bank credit facility, if not approved by a majority of lenders. Our current contract term with RMR expires on December 31, 2003. RMR is compensated at an annual rate equal to 0.7% of our average real estate investments, as defined, up to the first $250 million of such investments and 0.5% thereafter plus an incentive fee based upon increases in cash available for distribution per share, as defined. The incentive fee payable to RMR is paid in our common shares.

CRITICAL ACCOUNTING POLICIES

Our most critical accounting policies involve our investments in real property. These policies affect our:

- allocation of purchase price between various asset categories and the related impact on our recognition of depreciation expense;
- assessment of the carrying value of long-lived assets; and
- classification of our leases.

These policies involve significant judgments based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual value, the ability of our tenants and operators to perform their obligations to us, and the current and likely future operating and competitive environment in which our properties are located. In the future we may need to revise our assessments to incorporate information which is not now known and such revisions could increase or decrease our depreciation expense related to properties we own, which could result in the classification of new leases as other than operating leases or could decrease the net carrying value of our assets.

PROPERTY LEASES, OPERATING AGREEMENTS AND TENANT OPERATING STATISTICS

As of December 31, 2002, we owned 251 hotels which are grouped into nine combinations and leased to or managed by separate affiliates of hotel operating companies including Marriott International, Inc., Host Marriott Corporation, Barcelo Crestline Corporation, Wyndham International, Inc., Prime Hospitality Corporation, Candlewood Hotel Company, Inc. and BRE/Homestead Village LLC.

The tables on the following pages summarize the key terms of our leases and operating agreements at December 31, 2002, and include statistics reported directly to us or derived from statistics reported to us by our tenants and operators. These statistics include occupancy, average daily rate, or ADR, revenue per available room, or RevPAR, and coverage. Although we consider these statistics, along with the lease or operating agreement security features also presented in the tables on the following pages, to be important measures of our tenants' and operators' success in operating our hotels and their ability to make continued payments to us, none of the third party reported information is a direct measure of our financial performance.

Management's Discussion and Analysis

of financial condition and results of operations

The following tables summarize the operating statistics, including occupancy, ADR, and RevPAR, reported to us by our third party tenants and managers by lease or operating agreement for the periods indicated for the 247 hotels we own which were open for at least one full year as of January 1, 2002:

Lease	No. of Hotels	No. of Rooms/Suites	2002[1]	2001[1]	Change
ADR					
Host (lease no. 1)	53	7,610	$ 97.10	$ 102.12	-4.9%
Host (lease no. 2)	18	2,178	$ 95.31	$ 103.65	-8.0%
Marriott	35	5,382	$ 90.53	$ 94.48	-4.2%
Barcelo Crestline	18	2,604	$ 90.82	$ 97.58	-6.9%
Wyndham (lease no. 1)	12	2,321	$ 81.74	$ 90.23	-9.4%
Wyndham (lease no. 2)	15	1,822	$ 101.40	$ 120.56	-15.9%
Prime	21	2,556	$ 68.39	$ 72.05	-5.1%
Candlewood	57	6,887	$ 52.70	$ 56.20	-6.2%
Homestead	18	2,399	$ 48.73	$ 52.76	-7.6%
Total/Average	247	33,759	$ 79.84	$ 85.70	-6.8%
OCCUPANCY					
Host (lease no. 1)	53	7,610	69.30%	73.20%	-5.3%
Host (lease no. 2)	18	2,178	76.10%	77.60%	-1.9%
Marriott	35	5,382	72.30%	72.50%	-0.3%
Barcelo Crestline	18	2,604	68.80%	69.30%	-0.7%
Wyndham (lease no. 1)	12	2,321	71.10%	67.00%	6.1%
Wyndham (lease no. 2)	15	1,822	79.20%	75.80%	4.5%
Prime	21	2,556	62.10%	61.90%	0.3%
Candlewood	57	6,887	75.30%	74.50%	1.1%
Homestead	18	2,399	74.80%	74.80%	-
Total/Average	247	33,759	71.90%	72.30%	-0.6%
REVPAR					
Host (lease no. 1)	53	7,610	$ 67.29	$ 74.75	-10.0%
Host (lease no. 2)	18	2,178	$ 72.53	$ 80.43	-9.8%
Marriott	35	5,382	$ 65.45	$ 68.50	-4.4%
Barcelo Crestline	18	2,604	$ 62.48	$ 67.62	-7.6%
Wyndham (lease no. 1)	12	2,321	$ 58.11	$ 60.43	-3.8%
Wyndham (lease no. 2)	15	1,822	$ 80.33	$ 91.41	-12.1%
Prime	21	2,556	$ 42.34	$ 44.61	-5.1%
Candlewood	57	6,887	$ 39.68	$ 41.87	-5.2%
Homestead	18	2,399	$ 36.45	$ 39.46	-7.6%
Total/Average	247	33,759	$ 57.40	$ 61.96	-7.3%

(1) Includes data for the calendar year indicated, except for our Courtyard by Marriott®, Residence Inn by Marriott®, Marriott Hotels Resorts and Suites®, TownePlace Suites by Marriott®, and SpringHill Suites by Marriott® branded hotels, which include data for the 52 and 53 week periods ended January 3, 2003 and December 28, 2001, respectively.

Hotel Brand	Courtyard by Marriott®	Residence Inn by Marriott®	Marriott®/ Residence Inn by Marriott®/Courtyard by Marriott®/ TownePlace Suites by Marriott® /SpringHill Suites by Marriott®(1)	Residence Inn by Marriott®/ Courtyard by Marriott®/Townplace Suites by Marriott®/ SpringHill Suites by Marriott®	Wyndham®
Property Leases and Operating Agreements					
Number of Hotels	53	18	35	19	12
Number of Rooms/Suites	7,610	2,178	5,382	2,756	2,321
Number of States	24	14	15	14	8
Tenant	Subsidiary of Host Subleased to Subsidiary of Barcelo Crestline	Subsidiary of Host Subleased to Subsidiary of Barcelo Crestline	Subsidiary of Marriott/Subsidiary of Hospitality Properties Trust	Subsidiary of Barcelo Crestline	Subsidiary of Wyndham
Manager	Subsidiary of Marriott	Subsidiary of Marriott	Subsidiary of Marriott	Subsidiary of Marriott	Subsidiary of Wyndham
Investment at December 31, 2002 (000s)(2)	$ 514,803	$179,386	$453,955	$ 274,222	$182,570
Security Deposit (000s)	$ 50,540	$ 17,220	$36,204	$ 28,509	$ 18,325
End of Current Term	2012	2010	2019	2015	2014
Renewal Options(3)	3 for 12 years each	1 for 10 years, 2 for 15 years each	2 for 15 years each	2 for 10 years each	4 for 12 years each
Current Annual Minimum Rent/Return (000s)	$ 51,480	$ 17,914	$ 48,288	$ 28,508	$ 18,325
Percentage Rent/Return(4)	5.0%	7.5%	7.0%	7.0%	8.0%
Tenant Operating Statistics(5)					
Rent/Return Coverage(5) (6):					
Year ended 12/31/01	1.7x	1.4x	1.1x	1.0x	1.0x
Year ended 12/31/02	1.5x	1.2x	0.9x	0.9x	0.8x
Other Security Features	HPT controlled lockbox with minimum balance maintenance requirement; subtenant and subtenant parent minimum net worth requirement.	HPT controlled lockbox with minimum balance maintenance requirement; subtenant and subtenant parent minimum net worth requirement.	Limited guarantee provided by Marriott.	Limited guarantees provided by Barcelo Crestline and Marriott.	Wyndham parent minimum net worth requirement.

(1) At December 31, 2002, 17 of the 35 hotels in this combination were leased to and operated by subsidiaries of Marriott. The remaining 18 hotels were operated by subsidiaries of Marriott under a management contract with our TRS. Marriott's obligations under the lease and the management contracts are subject to cross-default provisions and Marriott has provided us with a limited guarantee of its lease and management obligations, including the obligation to pay minimum rents and returns to us.

(2) Excludes expenditures made from FF&E reserves subsequent to our initial purchase.

(3) Renewal options may be exercised by the tenant or manager for all, but not less than all, of the hotels within each combination of hotels.

(4) Each lease or management contract provides for payment to HPT of a percentage of increases in total hotel sales over base year levels as additional rent or return.

(5) We define coverage as combined total hotel sales minus all expenses which are not subordinated to minimum payments to us and the required FF&E Reserve contributions (which data is provided to us by our tenants or operators), divided by the minimum rent or return payments due to us.

(6) Represents data for the fiscal year ended December 28, 2001, and January 3, 2003, respectively, for the hotels managed by Marriott.

Hotel Brand	Summerfield Suites by Wyndham®	AmeriSuites®	Candlewood Suites®	Homestead Studio Suites®	Total/Range/ Average (all investments)
Property Leases and Operating Agreements					
Number of Hotels	15	24	57	18	251
Number of Rooms/Suites	1,822	2,929	6,887	2,399	34,284
Number of States	8	14	23	5	37
Tenant	Subsidiary of Wyndham	Subsidiary of Prime	Subsidiary of Candlewood	Subsidiary of BRE/Homestead Village LLC	
Manager	Subsidiary of Wyndham	Subsidiary of Prime	Subsidiary of Candlewood	Subsidiary of BRE/Homestead Village LLC	
Investment at December 31, 2002 (000s)[1]	$ 240,000	$ 243,350	$ 434,750	$ 145,000	$ 2,668,036
Security Deposit (000s)	$ 15,000	$ 25,575[2]	$ 46,085	$ 15,960	$ 253,418
End of Current Term	2017	2013	2018	2015	2010-2019 (average 13.6 years)
Renewal Options[3]	4 for 12 years each	3 for 15 years each	3 for 15 years each	2 for 15 years each	
Current Annual Minimum Rent/Return (000s)	$ 25,000	$ 23,795	$ 44,389	$ 15,960	$ 273,659
Percentage Rent/Return[4]	7.5%	8.0%	10.0%	10.0%	5%-10%
Tenant Operating Statistics[5]					
Rent/Return Coverage[5][6]:					
Year ended 12/31/01	1.1x	0.6x	1.1x	1.2x	0.6x-1.7x
Year ended 12/31/02	0.7x	0.6x	0.9x	1.0x	0.6x-1.5x
Other Security Features	Wyndham parent minimum net worth requirement.	Limited guarantee secured by $16.5 million cash deposit.	Candlewood parent guarantee and minimum net worth requirement.	Homestead parent guarantee and minimum net worth requirement.	

(1) Excludes expenditures made from FF&E Reserves subsequent to our initial purchase.

(2) Excludes deposit of approximately $16.5 million retained by us to secure guarantee obligations to us.

(3) Renewal options may be exercised by the tenant or manager for all, but not less than all, of the hotels within each combination of hotels.

(4) Each lease or management contract provides for payment to HPT of a percentage of increases in total hotel sales over base year levels as additional rent or return.

(5) We define coverage as combined total hotel sales minus all expenses which are not subordinated to minimum payments to us and the required FF&E Reserve contributions (which data is provided to us by our tenants or operators), divided by the minimum rent or return payments due to us.

(6) Represents data for the fiscal year ended December 28, 2001, and January 3, 2003, respectively, for the hotels managed by Marriott.

SEASONALITY

Our hotels have historically experienced seasonal differences typical of the U.S. hotel industry with higher revenues in the second and third quarters of calendar years compared with the first and fourth quarters. This seasonality is not expected to cause material fluctuations in our income because our contractual lease and operating agreement require our tenants/managers to make the substantial portion of our rents and return payments to us in equal amounts throughout a year. Seasonality may affect our hotel operating revenues, but we do not expect seasonal variations to have a material impact upon our financial results of operations or upon our tenants or operators ability to meet their contractual obligations to us.

INFLATION

We believe that inflation should not have a material adverse effect on us. Although increases in the rate of inflation may tend to increase interest rates which we may pay for borrowed funds, our floating rate borrowings are not expected to be outstanding for extended periods, and if we believe they will be outstanding for extended periods we may purchase interest rate caps to protect us from interest rate increases. In addition, our leases provide for the payment of percentage rent to us based on increases in total sales, and such rent may increase with inflation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring our available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2001. Other than as described below we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future. In January 2003 we issued $175 million of 6.75% senior notes due 2013 and in February 2003 we prepaid $150 million of 8.5% senior notes due 2009. Including the impact of these two transactions, at March 14, 2003, our total outstanding debt consisted of four issues of fixed rate, senior unsecured notes:

Principal Balance	Annual Interest Rate	Annual Interest Expense	Maturity	Interest Payments Due
$150.0 million	7.000%	$ 10.5 million	2008	Semi-Annually
50.0 million	9.125%	4.6 million	2010	Semi-Annually
125.0 million	6.850%	8.6 million	2012	Semi-Annually
175.0 million	6.750%	11.8 million	2013	Semi-Annually
$500.0 million		$35.5 million		

No principal repayments are due under these notes until maturity. Because these notes bear interest at fixed rates, changes in market interest rates during the term of this debt will not effect our operating results. If at maturity these notes were refinanced at interest rates which are 10% higher than shown above, our per annum interest cost would increase by approximately $3.5 million. Changes in the interest rate also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt while decreases in market interest rates increase the fair value of our fixed rate debt. A hypothetical immediate 10% change in interest rates would change the fair value of our fixed rate debt obligations in the table above by approximately $13.6 million.

Each of our fixed rate debt arrangements allows us to make repayments earlier than the stated maturity date. We are generally allowed to make prepayments only at face value plus a premium equal to a make-whole amount, as defined, generally designed to preserve a stated yield to the note holder. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing prior to maturity.

Our revolving credit facility bears interest at floating rates and matures in 2005. As of December 31, 2002, there was zero outstanding and the full amount of $350 million was available. The credit facility has a feature that will allow us to expand borrowings up to $700 million, in certain cases. Our revolving credit facility is available to finance acquisitions and for general business purposes. Repayments under the revolving credit facility may be made at any time without penalty. Our exposure to fluctuations in interest rates may in the future increase if we incur debt to fund future acquisitions or otherwise. A change in interest rates would not affect the value of our floating rate debt obligations, but would affect the interest which we must pay on this debt.

The interest rate market which has an impact upon us is the U.S. dollar interest rate market for corporate obligations, including floating rate LIBOR based obligations and fixed rate obligations.

Management's Discussion and Analysis

of financial condition and results of operations

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS ANNUAL REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND FEDERAL SECURITIES LAWS. THESE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS ANNUAL REPORT AND INCLUDE STATEMENTS REGARDING OUR INTENT, BELIEF OR EXPECTATION, OR THE INTENT, BELIEF OR EXPECTATION OF OUR TRUSTEES OR OUR OFFICERS WITH RESPECT TO OUR TENANTS' OR OPERATORS' ABILITY TO PAY RENT OR RETURNS TO US, OUR ABILITY TO PURCHASE ADDITIONAL PROPERTIES, OUR ABILITY TO PAY INTEREST AND DEBT PRINCIPAL AND MAKE DISTRIBUTIONS, OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS, OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OUR ABILITY TO APPROPRIATELY BALANCE THE USE OF DEBT AND EQUITY AND TO RAISE CAPITAL AND OTHER MATTERS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. HOWEVER, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION, THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS (INCLUDING PREVAILING INTEREST RATES) ON US AND OUR TENANTS, COMPLIANCE WITH AND CHANGES TO REGULATIONS AND PAYMENT POLICIES WITHIN THE REAL ESTATE AND HOTEL INDUSTRIES, CHANGES IN FINANCING TERMS, COMPETITION WITHIN THE REAL ESTATE AND HOTEL INDUSTRIES AND CHANGES IN FEDERAL, STATE AND LOCAL LEGISLATION. FOR EXAMPLE, A WAR OR TERRORIST ACTIVITIES COULD CAUSE A DECLINE IN TRAVEL RELATED ACTIVITIES WHICH ADVERSELY AFFECTS THE FINANCIAL RESULTS OF OUR TENANTS AND OPERATORS, AS A RESULT, OUR TENANTS AND OPERATORS MAY OTHERWISE EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS OR RETURNS, WE MAY BE UNABLE TO IDENTIFY PROPERTIES WHICH WE WANT TO BUY OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES OR LEASE TERMS FOR NEW PROPERTIES. THESE UNEXPECTED RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH, SUCH AS CHANGES IN OUR TENANTS' COSTS OR REVENUES OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY, ARE BEYOND OUR CONTROL. THE INFORMATION CONTAINED IN THIS ANNUAL REPORT IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES. FORWARD LOOKING STATEMENTS ARE ONLY EXPRESSIONS OF OUR PRESENT EXPECTATIONS AND INTENTIONS. FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

Report of Independent Auditors

TO THE TRUSTEES AND SHAREHOLDERS OF HOSPITALITY PROPERTIES TRUST:

We have audited the accompanying consolidated balance sheet of Hospitality Properties Trust and subsidiaries as of December 31, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Hospitality Properties Trust and subsidiaries as of December 31, 2001, and for the two years then ended, were audited by other auditors who have ceased operations and whose report dated January 15, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hospitality Properties Trust and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Boston, Massachusetts
February 18, 2003

Report of Independent Public Accountants

TO THE TRUSTEES AND SHAREHOLDERS OF HOSPITALITY PROPERTIES TRUST:

We have audited the accompanying consolidated balance sheet of Hospitality Properties Trust and subsidiaries (a Maryland real estate investment trust) (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hospitality Properties Trust and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Vienna, Virginia
January 15, 2002

Note:

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with our Annual Report for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this Annual Report.

Consolidated Balance Sheet

(dollars in thousands, except share data)

	As of December 31, 2002	As of December 31, 2001
ASSETS		
Real estate properties, at cost:		
Land	$ 376,089	$ 347,009
Buildings, improvements and equipment	2,386,233	2,282,144
	2,762,322	2,629,153
Accumulated depreciation	(425,910)	(363,329)
	2,336,412	2,265,824
Cash and cash equivalents	7,337	38,962
Restricted cash (FF&E escrow)	46,807	39,913
Other assets, net	13,200	10,265
	$ 2,403,756	$ 2,354,964
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ -	$ -
Senior notes, net of discounts	473,965	464,781
Security and other deposits	269,918	263,983
Accounts payable and other	12,742	19,964
Due to affiliate	2,111	1,717
Total liabilities	758,736	750,445
Commitments and contingencies		
Shareholders' equity:		
Series A preferred shares; 9 1/2% cumulative redeemable; no par value; 3,000,000 shares issued and outstanding, aggregate liquidation preference $75,000	72,207	72,207
Series B preferred shares; 8 7/8% cumulative redeemable; no par value; 3,450,000 shares issued and outstanding, aggregate liquidation preference $86,250	83,306	-
Common shares of beneficial interest; $0.01 par value; 62,547,348 and 62,515,940 shares issued and outstanding, respectively	625	625
Additional paid-in capital	1,668,230	1,667,256
Cumulative net income	715,865	573,663
Cumulative preferred distributions	(26,481)	(19,356)
Cumulative common distributions	(868,732)	(689,876)
Total shareholders' equity	1,645,020	1,604,519
	$ 2,403,756	$ 2,354,964

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Income

(in thousands, except per share data)

	Year Ended December 31,		
	2002	2001	2000
REVENUES:			
Rental income:			
Minimum rent	$ 245,197	$ 236,876	$ 228,733
Percentage rent	2,291	3,414	5,644
	247,488	240,290	234,377
Hotel operating revenues	79,328	37,982	-
FF&E reserve income	21,600	24,652	25,753
Interest income	290	953	2,893
Total revenues	348,706	303,877	263,023
EXPENSES:			
Hotel operating expenses	50,515	24,375	-
Interest (including amortization of deferred financing costs of $2,650, $2,417 and $2,068, respectively)	42,424	41,312	37,682
Depreciation and amortization	96,474	91,395	84,303
General and administrative	15,491	14,839	14,767
Total expenses	204,904	171,921	136,752
Net income before extraordinary item	143,802	131,956	126,271
Extraordinary item - loss on early extinguishment of debt	1,600	-	-
Net income	142,202	131,956	126,271
Preferred distributions	7,572	7,125	7,125
Net income available for common shareholders	$ 134,630	$ 124,831	$ 119,146
Weighted average common shares outstanding	62,538	58,986	56,466
Basic and diluted earnings per common share:			
Net income available for common shareholders before extraordinary item	$ 2.18	$ 2.12	$ 2.11
Extraordinary item - loss on early extinguishment of debt	0.03	-	-
Net income available for common shareholders	$ 2.15	$ 2.12	$ 2.11

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Shareholders' Equity

(in thousands, except share data)

	Preferred Shares					Common Shares					
	Series A		Series B								
	Number of Shares	Preferred Shares	Number of Shares	Preferred Shares	Cumulative Preferred Distributions	Number of Shares	Common Shares	Cumulative Common Distributions	Additional Paid-In Capital	Cumulative Net Income	Total
Balance at December 31, 1999	3,000,000	$ 72,207	-	-	$ (5,106)	56,449,743	$ 564	$ (369,880)	$ 1,506,494	$ 315,436	$ 1,519,715
Common share grants	-	-	-	-	-	22,769	1	-	482	-	483
Net income	-	-	-	-	-	-	-	-	-	126,271	126,271
Distributions	-	-	-	-	(7,125)	-	-	(156,404)	-	-	(163,529)
Balance at December 31, 2000	3,000,000	72,207	-	-	(12,231)	56,472,512	565	(526,284)	1,506,976	441,707	1,482,940
Issuance of shares net	-	-	-	-	-	6,000,000	60	-	159,250	-	159,310
Common share grants	-	-	-	-	-	43,428	-	-	1,030	-	1,030
Net income	-	-	-	-	-	-	-	-	-	131,956	131,956
Distributions	-	-	-	-	(7,125)	-	-	(163,592)	-	-	(170,717)
Balance at December 31, 2001	3,000,000	72,207	-	-	(19,356)	62,515,940	625	(689,876)	1,667,256	573,663	1,604,519
Issuance of shares, net	-	-	3,450,000	83,306	-	-	-	-	-	-	83,306
Common share grants	-	-	-	-	-	31,408	-	-	974	-	974
Net income	-	-	-	-	-	-	-	-	-	142,202	142,202
Distributions	-	-	-	-	(7,125)	-	-	(178,856)	-	-	(185,981)
Balance at December 31, 2002	3,000,000	$ 72,207	3,450,000	$ 83,306	$ (26,481)	62,547,348	$ 625	$ (868,732)	$ 1,668,230	$ 715,865	$ 1,645,020

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

(in thousands)

	Year Ended December 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 142,202	$ 131,956	$ 126,271
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	96,474	91,395	84,303
Amortization of deferred financing costs as interest	2,650	2,417	2,068
FF&E reserve income and deposits	(25,710)	(26,540)	(25,753)
Extraordinary item - loss on early extinguishment of debt	1,600	-	-
Changes in assets and liabilities:			
Increase in other assets	(762)	(498)	(541)
(Decrease) increase in accounts payable and other	(7,222)	4,926	2,235
Increase (decrease) in due to affiliate	1,013	1,706	(238)
Cash provided by operating activities	210,245	205,362	188,345
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions	(148,246)	(185,799)	(134,353)
Increase in security and other deposits	5,935	6,606	16,410
Refund of other deposits	-	-	(5,275)
Cash used in investing activities	(142,311)	(179,193)	(123,218)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of preferred shares, net	83,306	-	-
Proceeds from issuance of common shares, net	-	159,310	-
Debt issuance, net of discount	124,106	-	49,938
Repayment of senior notes	(115,000)	-	-
Draws on revolving credit facility	295,000	150,000	42,000
Repayments of revolving credit facility	(295,000)	(150,000)	(42,000)
Deferred finance costs paid	(5,990)	(401)	(489)
Distributions to preferred shareholders	(7,125)	(7,125)	(7,125)
Distributions to common shareholders	(178,856)	(163,592)	(156,404)
Cash used in financing activities	(99,559)	(11,808)	(114,080)
(Decrease) increase in cash and cash equivalents	(31,625)	14,361	(48,953)
Cash and cash equivalents at beginning of period	38,962	24,601	73,554
Cash and cash equivalents at end of period	$ 7,337	$ 38,962	$ 24,601
SUPPLEMENTAL INFORMATION:			
Cash paid for interest	$ 36,079	$ 39,025	$ 33,508
Non-cash investing and financing activities:			
Property managers deposits in FF&E reserve	23,745	23,521	23,212
Purchases of fixed assets with FF&E reserve	(18,816)	(14,102)	(24,698)
Real estate acquired in an exchange	(28,914)	-	-
Real estate disposed of in an exchange	28,914	-	-

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

(dollars in thousands, except share data)

1. ORGANIZATION

Hospitality Properties Trust ("HPT") is a real estate investment trust organized on February 7, 1995, under the laws of the State of Maryland which invests in hotels. At December 31, 2002, HPT, directly and through subsidiaries, owned 251 properties.

The properties of HPT and its subsidiaries (the "Company") are leased to or managed by subsidiaries (the "Lessees" and the "Managers") of companies unaffiliated with HPT: Host Marriott Corporation ("Host"); Marriott International, Inc. ("Marriott"); Barcelo Crestline Corporation ("Barcelo Crestline"); Wyndham International, Inc. ("Wyndham"); Prime Hospitality Corporation ("Prime"); Candlewood Hotel Company, Inc. ("Candlewood"); and BRE/Homestead Village LLC ("Homestead").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation. These consolidated financial statements include the accounts of HPT and its subsidiaries, all of which are 100% owned directly or indirectly by HPT. All intercompany transactions have been eliminated.

Real estate properties. Real estate properties are recorded at cost. Depreciation is provided for on a straight-line basis over estimated useful lives of 7 to 40 years. The Company periodically evaluates the carrying value of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 144.

Cash and cash equivalents. Highly liquid investments with original maturities of three months or less at date of purchase are considered to be cash equivalents. The carrying amount of cash and cash equivalents is equal to its fair value.

Deferred financing costs. Costs incurred to borrow are capitalized and amortized over the term of the related borrowing. Deferred financing costs were $8,445, $6,627 and $8,643 at December 31, 2002, 2001 and 2000, respectively, net of accumulated amortization of $3,980, $7,426 and $5,009, respectively.

Revenue recognition. Rental income from operating leases is recognized on a straight line basis over the life of the lease agreements. Percentage rent is recognized when all contingencies are met and rent is earned. Hotel operating revenues, consisting primarily of room sales and sales of food, beverages and telephone services are recognized when earned. Some of the Company's leases provide that FF&E reserve escrows are owned by the Company. All other leases provide that FF&E reserve escrows are owned by the tenant and the Company has a security and remainder interest in the escrow account. When the Company owns the escrow for leased properties, generally accepted accounting principles require that payments into the escrow be reported as additional rent. When the Company has a security and remainder interest in the escrow account, deposits are not included in revenue.

Per common share amounts. Per common share amounts are computed using the weighted average number of common shares outstanding during the period. The Company has no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Use of estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

Income taxes. The Company is a real estate investment trust under the Internal Revenue Code of 1986, as amended. The Company is not subject to Federal income taxes on its net income provided it distributes its taxable income to shareholders and meets certain other requirements. The characterization of the distributions paid in 2002, 2001 and 2000 was 74.5%, 85.9% and 85.1% ordinary income, respectively, and 25.5%, 14.1% and 14.9% return of capital, respectively.

As permitted by the REIT Modernization Act, or RMA, during 2001 the Company formed a so-called "taxable REIT subsidiary," to act as lessee for some of its hotels. The hotels leased to this subsidiary are operated by subsidiaries of Marriott under a long-term operating agreement. For federal income tax purposes, this subsidiary is a taxable entity separate from the Company's other subsidiaries, which are generally not subject to federal taxes, as described above. During 2002 and 2001, the Company estimates that its taxable REIT subsidiary had zero taxable income, and accordingly made no provision for federal income taxes. As of December 31, 2002, the Company's taxable REIT subsidiary had no difference between the bases of its assets or liabilities under generally accepted accounting principles and their tax bases.

New Accounting Pronouncements. In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("FAS 145"). The provisions of this standard eliminate the requirement that a gain or loss from the extinguishment of debt be classified as an extraordinary item, unless it can be considered unusual in nature and infrequent in occurrence. The Company will be required to implement FAS 145 on

(dollars in thousands, except share data)

January 1, 2003. Upon implementation, the Company will reclassify all extraordinary gains or losses from debt extinguishments in 2002 and prior as ordinary income/loss from operations.

In 2001, the FASB issued Statement No. 142 "Goodwill and Other Intangible Assets" ("FAS 142") and Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), both of which were adopted by the Company on January 1, 2002. The adoption of FAS 142 and FAS 144 did not have a material impact on the Company's financial position or results of operations.

3. PREFERRED SHARES

Each of the Company's 3,000,000 outstanding Series A cumulative redeemable preferred shares has a distribution rate of $2.375 per annum, payable in equal quarterly amounts, and a liquidation preference of $25 ($75,000 in aggregate). Series A preferred shares are redeemable at the Company's option for $25 each plus accrued and unpaid distributions at any time on or after April 12, 2004.

In December 2002, the Company issued 3,450,000 Series B cumulative redeemable preferred shares, each with a distribution rate of $2.21875 per annum, payable in equal quarterly amounts, and a liquidation preference of $25 ($86,250 in aggregate). Series B preferred shares are redeemable at the Company's option for $25 each plus accrued and unpaid distributions at any time on or after December 10, 2007.

4. LEASES AND OPERATING AGREEMENTS

Each of the Company's 251 hotel properties are leased to or operated by a third party under one of nine agreements. The Company's agreements have initial terms expiring between 2010 and 2019. Each of these agreements is for a combination or pool of between 12 and 57 of the Company's properties. The agreements contain renewal options for all, but not less than all, of the affected properties, and the renewal terms total 20 to 48 years. Each agreement requires the third party lessee or operator to: (i) pay all operating costs associated with the property; (ii) deposit a percentage of total hotel sales into reserves established for the regular refurbishment of the Company's hotels ("FF&E Reserves"); (iii) make payments to the Company of minimum rents or returns; and (iv) make payments to the Company of additional returns equal to 5%-10% of increases in total hotel sales over a base year threshold amount. Each third party has posted a security or performance deposit with the Company generally equal to one year's minimum rent or return.

One agreement discussed above includes 35 hotels, which as of December 31, 2002, includes 18 hotels operated by affiliates of Marriott under long term management contracts and leased to the Company's taxable REIT subsidiary as of December 31, 2002. As a result, hotel operating revenues and expenses from these hotels are reflected in the Company's consolidated statement of income. These hotels are pooled with 17 other hotels that continue to be leased by Marriott until it elects to operate them under the management agreement. Each of these 17 hotels will begin to be leased to the Company's taxable REIT subsidiary and managed by Marriott prior to June 30, 2004. In January 2003, Marriott elected to operate four of the 17 hotels under the management agreement.

The Company's leases and operating agreements provide for payments to be received by the Company during the remaining initial terms as follows:

	Total Minimum Lease Payments from Third Parties	Total Minimum Payments Under Operating Agreements with Third Parties	Total
2003	$ 243,298	$ 30,361	$ 273,659
2004	243,298	30,361	273,659
2005	243,298	30,361	273,659
2006	243,298	30,361	273,659
2007	243,298	30,361	273,659
Thereafter	1,656,520	364,334	2,020,854
	$ 2,873,010	$ 516,139	$ 3,389,149

As of December 31, 2002, the weighted average remaining initial terms of the Company's leases and operating agreements was approximately 13.6 years, and the weighted average remaining total term, including renewal options which may be exercised, was 53 years.

As further described in Note 8, a number of the Company's leases and operating agreements are supported by guarantees. The guaranty of the Prime subsidiary lessee's obligation is secured by a cash guarantee deposit equal to $16.5 million. The Company will refund the

(dollars in thousands, except share data)

guaranty deposit to Prime when the Prime subsidiary lessee achieves certain financial performance. While the Company retains the guaranty deposit the rent payments due from the Prime subsidiary tenant are reduced by $1,780 per year.

5. REAL ESTATE PROPERTIES

The Company's real estate properties, at cost, consisted of land of $376,089, buildings and improvements of $2,086,787 and furniture, fixtures and equipment of $299,446, as of December 31, 2002, and land of $347,009, buildings and improvements of $1,984,287 and furniture, fixtures and equipment of $297,857, as of December 31, 2001. During 2002, 2001 and 2000, the Company purchased 21, 8, and 12 properties, respectively, for aggregate purchase prices of $145,000, $185,487 and $128,548 excluding closing costs, respectively. As of December 31, 2002, the Company owned and leased 251 hotel properties. During 2002, 2001, and 2000, the Company invested $3,274, $2,507 and $5,805, respectively, in its existing hotels in excess of amounts funded from FF&E Reserves. As a result of these additional investments, tenant obligations to the Company for annual minimum lease payments increased $327, $251 and $581 in 2002, 2001 and 2000 respectively.

At December 31, 2002, 10 of the Company's hotels were on leased land. In January 2003, the Company purchased the land related to one of the hotels from an unrelated party for $6.5 million. For the other nine hotels, in each case, the remaining term of the ground lease (including renewal options) is in excess of 56 years, and the ground lessors are unrelated to the Company. Ground rent payable under the nine remaining ground leases is generally calculated as a percentage of hotel revenues. Seven of the nine ground leases require minimum annual rent ranging from approximately $102 to $256 per year; minimum rent under two ground leases has been pre-paid. Under the terms of the Company's leases and operating agreements, payment of ground lease obligations are made by the Company's tenant or operator. Future minimum annual rent payments due under the ground leases are $1,119 for 2003-2007 and total $15,731 for all years thereafter.

During 2002, the Company exchanged three of its hotels with one of its tenants for three different hotels at no cost. No gain or loss was recognized on these non-monetary exchanges.

6. INDEBTEDNESS

	As of December 31,	
	2002	2001
Unsecured revolving credit facility	$ -	$ -
7% Senior Notes, due 2008	150,000	150,000
8.25% Senior Notes, due 2005	-	115,000
8.5% Senior Notes, due 2009	150,000	150,000
9.125% Senior Notes, due 2010	50,000	50,000
6.85% Senior Notes, due 2012	125,000	-
Unamortized discounts	(1,035)	(219)
	$ 473,965	$ 464,781

On January 24, 2003, the Company issued $175,000 of 6.75% senior notes due 2013. Net proceeds after underwriting and other offering expenses, were $172,555.

On February 18, 2003, the Company redeemed at par plus accrued interest, all of the outstanding 8.5% Senior Notes due 2009. In connection with this early repayment, the Company will recognize a charge to ordinary operations for the write off of unamortized debt issuance cost of approximately $2,582 in the first quarter of 2003. All of the Company's other senior notes are prepayable at any time prior to their maturity date at par generally plus a premium equal to a make-whole amount, as defined, generally designed to preserve a stated yield to the noteholder. Interest on all the Company's remaining notes is payable semi-annually in arrears.

The Company negotiated a new revolving credit facility in March 2002. This new facility matures in June 2005 and may be extended at the Company's option to June 2006 upon payment of an extension fee. The new facility permits borrowing up to $350,000 and includes an accordion feature under which the maximum borrowing could expand to $700,000, in certain circumstances. Drawings under the credit facility are unsecured. Funds may be drawn, repaid and redrawn until maturity, and no principal repayment is due until maturity. Interest on borrowings under the credit facility are payable at a spread above LIBOR. During 2002, 2001 and 2000, the weighted average interest rate on the amounts outstanding under revolving credit facilities was 3.0%, 5.5% and 8.3%, respectively. As of December 31, 2002, no amount was outstanding under the facility.

(dollars in thousands, except share data)

The Company's credit agreement and note indenture and its supplements contain financial covenants which, among other things, restrict the ability of the Company to incur indebtedness and require the Company to maintain financial ratios and a minimum net worth. The Company was in compliance with these covenants during the periods presented.

As of December 31, 2002, none of the Company's assets were pledged or mortgaged. The estimated aggregate market value of the Company's indebtedness based on a combination of their observable trading prices and quotations from financial institutions for similar obligations were:

	As of December 31, 2002	2001
7% Senior Notes, due 2008	$ 167,392	$ 151,130
8.25% Senior Notes, due 2005	-	122,293
8.5% Senior Notes, due 2009	151,498	159,427
9.125% Senior Notes, due 2010	59,365	56,356
6.85% Senior Notes, due 2012	130,736	-
	$ 508,991	$ 489,206

7. TRANSACTIONS WITH AFFILIATES

Reit Management & Research LLC ("RMR") provides investment, management and administrative services to the Company. The Company's contract with RMR for such services has a one-year term, and currently extends to December 31, 2003. RMR is compensated at an annual rate equal to 0.7% of the Company's average real estate investments, as defined, up to the first $250,000 of such investments and 0.5% thereafter plus an incentive fee based upon increases in cash available for distribution per share, as defined. Advisory fees excluding incentive fees earned for the years ended 2002, 2001, and 2000 were $13,601, $12,702 and $11,851, respectively. Incentive advisory fees are paid in restricted common shares based on a formula. The Company accrued $938, $619 and $762 in incentive fees during 2002, 2001 and 2000, respectively. The Company issued 21,658 and 33,828 restricted common shares in satisfaction of the 2001 and 2000 incentive fees, respectively. As of December 31, 2002, RMR and its affiliates owned 445,865 common shares of the Company. In March 2003, the Company will issue 27,577 restricted common shares in satisfaction of the 2002 incentive fee. RMR is owned by Gerard M. Martin and Barry M. Portnoy, who also serve as managing trustees of the Company.

8. CONCENTRATION

At December 31, 2002, the Company's 251 hotels contained 34,284 rooms and were located in 37 states in the United States, with between 5% and 13% of its hotels, by investment, in each of California, Texas, Virginia, Georgia, Florida, and Arizona.

All of the Company's third party tenants or operators are subsidiaries of other companies. The percentage of the Company's minimum rent and return payments shown in Note 4 is approximately equal to the Company's percentage investment in each pool of hotels shown below as of December 31, 2002.

Lessee/Operator is a Subsidiary of:	Number of Properties	December 31, 2002 Investment	% of Total
Host (lease no. 1)	53	$ 514,803	19%
Host (lease no. 2)	18	179,386	7%
Marriott	35	453,955	17%
Barcelo Crestline	19	274,222	10%
Wyndham (lease no. 1)	12	182,570	7%
Wyndham (lease no. 2)	15	240,000	9%
Homestead	18	145,000	6%
Candlewood	57	434,750	16%
Prime	24	243,350	9%
Total	251	$2,668,036	100%

(dollars in thousands, except share data)

A number of the Company's leases and operating agreements are supported by guarantees. The guarantee provided to the Company from Marriott is limited, in the case of 35 hotels, to $48,300. The guarantee provided to the Company from Marriott and Barcelo Crestline is limited, in the case of 19 hotels, to $31,000. These guarantees expire in 2005, or earlier if and when the related hotels reach negotiated financial results. The guarantee provided to the Company in the case of the Prime lease is limited to $16,500 and expires if and when the leased hotels reach negotiated financial results. Guarantees provided to the Company from Homestead and Candlewood are unlimited as to amounts, and do not expire with the passage of time. The guarantees of the Homestead and Candlewood leases are also subject to release if and when the related hotels reach negotiated financial results, except that if the 18 Homestead hotels reach their negotiated financial results for three years, the guarantee from Homestead may be released only if additional cash or a letter of credit is posted with the Company.

Each of the Company's hotels is combined with other hotels as a part of a single lease or operating agreement, as outlined in the above table. As described in Note 4, the 35 hotel combination with Marriott includes 18 hotels leased to the Company's taxable REIT subsidiary and managed by Marriott and 17 hotels leased and operated by Marriott. The agreement with Marriott provides the Company with aggregate minimum rents and returns for all 35 hotels of $48,300 per annum. The aggregate net operating results of all 35 hotels were less than aggregate minimum return to the Company during 2002 and payments under the guarantee were due and paid by Marriott. The hotels leased to the Company's taxable REIT subsidiary generated net operating results that were $5,822 in 2002 and $1,957 in 2001 less than the minimum returns due to the Company. These amounts have been reflected in the accompanying statements of income as a net reduction to hotel operating expenses in each year because they were funded by Marriott.

9. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 81,934	$ 88,115	$ 89,821	$ 88,836
Net income available for common shareholders before extraordinary item	31,550	33,709	34,464	36,507
Net income available for common shareholders	31,550	33,709	32,864	36,507
Net income available for common shareholders before extraordinary item per share[1]	.50	.54	.55	.58
Net income available for common shareholders per share	.50	.54	.53	.58
Distributions per common share[2]	.71	.72	.72	.72

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 66,173	$ 70,139	$ 83,188	$ 84,377
Net income available for common shareholders	28,307	29,647	31,493	35,385
Net income available for common shareholders per share[1]	.50	.52	.52	.57
Distributions per common share[2]	.70	.71	.71	.71

(1) The sum of per common share amounts for the four quarters differs from annual per share amounts due to the required method of computing weighted average number of shares in interim periods and rounding.

(2) Amounts represent distributions declared with respect to the periods shown.

Corporate Information

EXECUTIVE OFFICES
Hospitality Properties Trust
400 Centre Street
Newton, Massachusetts 02458
(617) 964-8389
www.hptreit.com

OFFICERS

John G. Murray
President,
Chief Operating Officer
and Secretary

Thomas M. O'Brien
Executive Vice President

Mark L. Kleifges
Treasurer and
Chief Financial Officer

Ethan S. Bornstein
Vice President

BOARD OF TRUSTEES

John L. Harrington*
Executive Director and Trustee
Yawkey Foundation
Dedham, Massachusetts

Arthur G. Koumantzelis*
President and Chief Executive Officer
Gainesborough Investments LLC
Lexington, Massachusetts

Gerard M. Martin
Managing Trustee of Hospitality
Properties, Director of Reit
Management & Research LLC
Newton, Massachusetts

Barry M. Portnoy
Managing Trustee of Hospitality
Properties, Chairman of Reit
Management & Research LLC
Newton, Massachusetts

William J. Sheehan*
Consultant
Nantucket, Massachusetts

**Audit Committee Member*

INVESTMENT MANAGER
Reit Management & Research LLC
400 Centre Street
Newton, Massachusetts 02458

INDEPENDENT AUDITORS
Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A.
P.O. Box 43011
Providence, Rhode Island 02940-3011
(800) 426-5523
www.equiserve.com

SENIOR NOTES TRUSTEE AND REGISTRAR
U.S. Bank National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING
Our annual meeting of shareholders will be held on Tuesday, May 6, 2003, 1:30 P.M. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

AVAILABLE INFORMATION

A copy of our 2002 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.hptreit.com or by writing to Investor Relations at the executive offices address.

STOCK MARKET DATA
Our common shares of beneficial interest are traded on the NYSE under the symbol HPT. The following table sets forth the high and low closing prices of our common shares in 2001 and 2002 as reported on the NYSE composite tape:

Quarter Ended	High	Low
March 31, 2001	$ 26.96	$ 22.75
June 30, 2001	29.65	25.35
September 30, 2001	29.40	20.95
December 31, 2001	30.00	24.35
March 31, 2002	$ 34.80	$ 29.07
June 30, 2002	36.50	33.09
September 30, 2002	36.36	28.02
December 31, 2002	35.20	30.30

As of March 14, 2003, there were 1,192 holders of record of our common shares and we estimate that as of such date there were in excess of 73,000 beneficial owners of our common shares.

The closing price for our common shares as reported on the NYSE composite tape on March 14, 2003, was $29.98.

DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN
We offer shareholders the opportunity to increase their investment in us through a dividend reinvestment and cash purchase plan. This plan, administered by EquiServe Trust Company, N.A., allows shareholders to reinvest their dividends and make additional cash payments to purchase our common shares without paying service charges or commissions. For more information concerning the plan, please contact EquiServe at (800) 426-5523.

HPT

HOSPITALITY PROPERTIES TRUST

400 Centre Street, Newton Massachusetts 02458-2076 (617) 964-8389